

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

May 9, 2008

<u>via U.S. mail</u>

W. Marvin Watson
Chief Executive Officer
Maxim TEP, Inc.
9400 Grogan's Mill Road, Suite 205
The Woodlands, Texas 77380

> **Re: Maxim TEP, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed April 8, 2008**
> **File No. 0-53093**

Dear Mr. Watson:

We have reviewed your response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Registration Statement on Form 10

Item 1. Business, page 1

Dependence on One or a Few Customers, page 9

1.   We note your response to our prior comment 9 regarding your assumption of the
        existing purchase agreement between Ergon Exploration and its gas purchaser
        Interconn Resources, Inc. ("Interconn"). However, we note that the "purchase
        period" under such agreement, as filed in Exhibit 10.34, ended on October 31,
        1999. Please advise or revise your disclosure to state, if true, that you do not
        currently have an agreement with Interconn for the sale of natural gas.

Item 2. Financial Information, page 13

2.   We note your response to our prior comment 12. Please file as an exhibit your
        memorandum of understanding regarding the sale of your interest in the South
        Belridge Field.

3.   We note your response to our prior comment 14 and remind you to address in this
        section the decrease in costs and expenses attributable to exploration costs and
        revenue sharing royalties for the fiscal year ended December 31, 2007, if
        applicable.

Off Balance Sheet Arrangements, page 23

4.   We note your response to our prior comments 15 and 16. Please add this
        disclosure to your registration statement.

5.   Revise to disclose as an aggregate dollar value for fiscal 2007, the total amount
        due to parties who hold either ORRIs or who are parties to revenue sharing
        arrangements. Further, express this dollar value as a percentage of overall net
        revenues received from all fields by Maxim for the prior fiscal year.

6.   We reissue our prior comment 17. You indicate the table presents the royalty
        interests and ORRI's you assumed and issued yet also indicate that the company
        is "subject to other ORRIs that it assumed with the acquisition of each property."
        If material to an understanding of your net overriding royalty interests held in a
        field, please express as a percentage of the total interest you own, all the ORRI's
        "that [you] assumed with the acquisition of each property."

Financing Arrangements, page 25

7.   We note your response to our prior comment 18. Please include such disclosure, or a reference to such disclosure provided elsewhere in your filing, in this section.

8.   We note your response to our prior comment 19. Please file the executed debt facility term sheet as an exhibit to your filing.

Item 5. Directors and Executive Officers, page 34

Business Experience and Background of Directors and Executive Officers, page 34

9.   We note your response to our prior comment 21. In the biography provided for Mr. Watson, please disclose, as referenced in your summary compensation table, the period during which he served as your director of development and corporate structure. In addition, please clarify this information in your summary compensation table on page 39.

Item 6. Executive Compensation, page 39

10.   We refer you to footnote 2 to the summary compensation table. Please refer to the Instruction to Item 402(n)(2)(v) and disclose all relevant assumptions as done in footnote 3 to the table.

11.   Please file your consulting contract with Daniel Williams as an exhibit to your filing.

12.   Please disclose all material terms of your employment agreement with Mr. Watson, including the provisions relating to base salary, signing bonus and severance payments. Such disclosure should also include the material terms set forth in the October 2007 addendum to Mr. Watson's employment agreement. See Regulation S-K Items 402(o)(1) and 402(q)(2).

13.   You indicate that you have reached "tentative settlement agreements with both Messrs. Maggio and Sepos." Please quantify the amount of compensation payable to these former officers pursuant to their original employment agreements should they reject the tentative agreements you reference.

Director Compensation, page 41

14.   Please disclose the compensation provided to your directors in fiscal year 2007, including, among other types of compensation, consulting fees. See Item 402(r) of Regulation S-K.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 42

15.   The tabular disclosure under Item 7 is difficult to read and descriptive phrases such as a "kicker [that] was a higher % of revenue" are not placed in context. Revise to succinctly and clearly identify the aggregate dollar value of related party transactions and material terms. For example, rather than presenting tabular disclosure regarding notes that are no longer outstanding, revise to disclose the dollar value paid in 2007 by the company to investors who received incentives or "kickers" in the form of royalty interests and revenue sharing arrangements in exchange for providing loans to the company in prior years.

16.   We reissue our prior comment 29. For all transactions listed in this section, please disclose whether the terms of the transaction were on terms that would have been made between unaffiliated third parties.

Item 8. Description of the Company's Securities, page 55

17.   Please disclose in this section and in all other relevant places in your document all of the material terms of the convertible notes. Such description should include, among other information, a description of the remedies available to the note holders in the event of your default. See prior comment 31.

Financial Statements, page F-1

18.   We understand from the response letter you submitted on April 8, 2008, that you will amend your Form 10 to include audited financial statements for the years ended December 31, 2007 to comply with Rule 8-08 of Regulation S-X.

Engineering Comments

Oil and Gas Reserves, page 6

19.   It appears from your disclosure under this heading and elsewhere in the filing that you may be confusing the abbreviations of mcf and mmcf. As you may know, mcf represents one thousand cubic feet and MMCF represents one million cubic feet. Please reconcile your reported 4,739,841 mcf of proved gas reserves with those you report on page F-73 of 4,739,841 million cubic feet (mmcf).

Oil and Natural Gas Reserves, page 72

20.   We understand from your response to prior comment 45 that you intend to provide information about your 2007 production volumes in an amendment to

your registration statement. We will continue our review of this information once it is available.

***

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with any engineering questions. You may contact Nasreen Mohammed at (202) 551-3773 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters.   Please contact Laura Nicholson at (202) 551-3584 or, in her absence, Mellissa Campbell Duru at (202) 551-3757 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: J. Murphy
        N. Mohammed
        K. Hiller
        M. Duru
        L. Nicholson

        <u>via facsimile</u>

        Bryce Linsenmayer, Esq.
        (713) 236-5540